Exhibit 99.(e)(16)

Amendment #1 to the Digital Impact, Inc. 1999 Director Equity Plan

Reference is made to that certain Digital Impact, Inc. 1999 Director Equity Plan, as amended and restated in May 2003 (the “Plan”). Pursuant to Section 12 of the Plan, as of April 25, 2005, the Plan is amended as follows:

1. Section 5(e) of the Plan is hereby amended to read in its entirety as follows:

“(e) subject to Section 11 hereof, each Option shall become exercisable as to 25% of the Shares subject to such Option on each anniversary of its date of grant, provided that the grantee continues to serve as a Director on such dates. Notwithstanding the foregoing or anything to the contrary in Section 12 hereof, each Director’s outstanding and unvested Options shall immediately vest in full upon his or her resignation or termination from the Board upon or following the completion by Adam Merger Corporation, a wholly owned subsidiary of Acxiom Corporation, of its tender offer to acquire all of the outstanding shares of Company Common Stock.”

2. Section 6(e) of the Plan is hereby amended to read in its entirety as follows:

“(e) Vesting. Subject to Section 11 hereof, Restricted Stock granted hereunder shall vest at the rate of 25% on each anniversary of the date of grant, provided that the grantee continues to serve as a Director on such dates. Notwithstanding the foregoing or anything to the contrary in Section 12 hereof, all unvested Restricted Stock granted hereunder shall immediately vest in full on April 26, 2005.”

Except as set forth herein, the Plan shall otherwise remain in full force and effect according to the terms thereof.